

October 26, 2023

Neal E. Arnold
President and Chief Executive Officer
FirstSun Capital Bancorp
1400 16th Street, Suite 250
Denver, Colorado 80202

      Re: FirstSun Capital Bancorp
          Registration Statement on Form S-3
          Filed October 17, 2023
          File No. 333-275055

Dear Neal E. Arnold:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Robert Arzonetti at 202-551-8819 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Finance

cc: Brennan Ryan